P 3/17

11021087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 02 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Pharma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Broad Street
(No. and Street)

Boston (City) Boston (State) MA 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter F. Flynn 617 367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR LLP
(Name – *if individual, state last, first, middle name*)

1400 Computer Drive (Address) Westborough (City) MA (State) 01581 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/30

OATH OR AFFIRMATION

I, Peter F. Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Pharma Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDA A. POLI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 6, 2017

COMMONWEALTH PHARMA SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

Certified Public Accountants & Business Advisors

COMMONWEALTH PHARMA SECURITIES, LLC

Table of Contents

	Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Schedules:	
Schedule I: Computation of Net Capital for Broker-Dealers pursuant to Rule 15c3-1	8 - 9
Schedule II: Computation of Determination of Reserve Requirement pursuant to Rule 15c3-3	10
Report of Independent Registered Public Accounting Firm on Internal Control	11 - 12

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Commonwealth Pharma Securities, LLC
Framingham, Massachusetts

We have audited the accompanying statement of financial condition of **Commonwealth Pharma Securities, LLC** as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Pharma Securities, LLC** at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
February 7, 2011

Westborough • Boston • Glastonbury • Providence • Orlando

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Financial Condition
December 31, 2010

Assets

Cash	$	99,838
Prepaid expenses		217
Total assets	**$**	**100,055**

Liabilities and Member's Equity

Liabilities		
Accrued expenses	$	1,500
Member's equity		
Member contributions		48,765
Retained earnings		49,790
		98,555
Total liabilities and member's equity	**$**	**100,055**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2010

Revenue		
Interest income	$	376
Expenses		
Regulatory fees and expenses - FINRA registration		2,118
Accounting and audit fees		8,079
Consulting		19,590
Legal and other		1,519
Total expenses		31,306
Net loss	**$**	**(30,930)**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

	Member Contributions	Retained Earnings	Total Member's Equity
Balances at January 1, 2010	$ 48,765	$ 90,720	$ 139,485
Net loss	-	(30,930)	(30,930)
Member distributions	-	(10,000)	(10,000)
Balances at December 31, 2010	**$ 48,765**	**$ 49,790**	**$ 98,555**

See notes to financial statements

COMMONWEALTH PHARMA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(30,930)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(128)
Increase in accrued expenses		810
Net cash used for operating activities		**(30,248)**
Cash flows used for financing activities		
Member distributions		**(10,000)**
Net decrease in cash		(40,248)
Cash - beginning		140,086
Cash - ending	**$**	**99,838**

See notes to financial statements

1. Nature of Operations

Commonwealth Pharma Securities, LLC (the Company), a Delaware limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 2002 and received FINRA approval and registered with the SEC as a broker-dealer in January 2003. The Company acts as an agent for the issuer of corporate securities for private placements per the management agreement with FINRA.

2. Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes revenue upon completion of private placement of corporate securities. Fees are charged based upon an agreed upon percentage of the proceeds of the transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The sole member of the Company has elected to have the Company taxed as a single-member LLC. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected in the personal income tax returns of the member.

The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2010, the Company's federal and state tax returns generally remain open for the last three years.

Subsequent Events

Subsequent events were evaluated through February 7, 2011, which is the date the financial statements were available to be issued.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2010 the Company had net capital as defined of $98,338, which exceeded the required net capital by $93,338. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.015 to 1.

4. Related Party Transactions

The Company is under 100% common ownership with Apeiron Partners LLC (Apeiron). The Company has a management agreement with Apeiron, whereby Apeiron assumes and pays all expense related to the day to day operations of the Company. In exchange, the Company is obligated to pay Aperion a fee equal to the costs incurred by Apeiron plus an additional amount, which will reflect the time and effort of Apeiron based upon an allocation of time spent by Apeiron employees on the basis of the Company. No amounts were paid to Apeiron under this agreement during 2010.

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1
As of December 31, 2010

Capital		
Member contributions	$	48,765
Retained earnings		49,790
Total capital		98,555
Non-allowable assets:		
Prepaid expenses		217
Total non-allowable assets		217
Net capital	$	98,338
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition		
Accrued expenses	$	1,500
Total aggregate indebtedness	$	1,500
Minimum net capital required	$	5,000
Excess net capital	$	93,338
Ratio of aggregate indebtedness to net capital		0.015 to 1

Continued--

COMMONWEALTH PHARMA SECURITIES, LLC

Schedule I - Computation of Net Capital for
Broker-Dealers pursuant to Rule 15c3-1 (Continued)
As of December 31, 2010

Reconciliation with Company's computation of net capital
(included in Part II of Form X-17A-5 as of December 31, 2010)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	98,555
Inclusion of prepaid expenses in non-allowable assets		(217)
Net capital per above	$	98,338

Schedule II - Computation of Determination of Reserve
Requirement pursuant to Rule 15c3-3
As of December 31, 2010

Commonwealth Pharma Securities, LLC is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (i).

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Member
Commonwealth Pharma Securities, LLC
Framingham, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Commonwealth Pharma Securities, LLC** (the Company) for the year ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 7, 2011